

August 15, 2012

<u>Via E-mail</u>
Mr. Paul G. Reitz
Chief Financial Officer
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301

> **RE: Titan International, Inc.**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for the Quarter ended June 30, 2012**
> **Filed July 26, 2012**
> **Response dated August 8, 2012**
> **File No. 1-12936**

Dear Mr. Reitz:

We have reviewed your response letter dated August 8, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2012

Item 1 – Financial Statements

Note 14 – Supply Agreement Termination Income, page 13

1. We note your response to prior comment one from our letter dated August 2, 2012 and have the following additional comments:
    - As previously requested, please provide the terms of the original supply agreement. Clarify whether there was a minimum number of non-farm tires you were required to provide to Goodyear. With reference to the terms of the supply agreement, please tell us

how you determined the original value of liability recorded in connection with this agreement.

- Please clarify whether there is a minimum number of non-farm tires that the Company must sell in order to fulfill its obligations under the new royalty agreement with Goodyear.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding this comment.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief